August 14, 2024

MP Vijay Kumar
Chief Financial Officer
Sify Technologies Ltd.
TIDEL Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600113 India

       Re: Sify Technologies Ltd.
           Form 20-F for the Fiscal Year Ended March 31, 2024
           Filed May 7, 2024
           File No. 000-27663
Dear MP Vijay Kumar:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F filed May 7, 2024
Financial Statements
Note 5. Property, Plant and Equipment, page 146

1. Refer to the transfer of 4,400 million rupees from Furniture and Fittings to Buildings during the year ended March 31, 2024. Please disclose the reason for the transfer and the financial statement impact of the change in estimated useful lives from furniture and fittings of 5 years to buildings of 28 years in FY 2024 and future periods.

Note 8. Cash and Cash Equivalents, page 149

2. We note that Other bank deposits are excluded from cash and cash equivalents on the cash flows statements. Please expand the disclosure to include a description of these accounts and the reason they are not considered to be cash or cash equivalents. August 14, 2024
Page 2

Note 10. Other assets, page 150

3. Please clarify the nature of "Financial assets included in other assets." Since deposits and receivables appear to be financial assets, it is unclear what this means or where it is reported on your balance sheet.
Note 16A. Fully Paid Compulsorily Convertible debentures, page 155

4. Refer to Note 31. Contingencies - Put Options on page 169. We note that the Debenture
       Subscription Agreement is supplemented by a Put Option Agreement for protective rights in case there is a contract breach or conditions for conversion is not met over the term of the instrument. Please tell us the basis for your belief that the Compulsorily Convertible debentures qualify for equity classification in light of the put option issued to the holder of the debentures (i.e. a puttable instrument under paragraph 16A of IAS
32) and why the
       debentures and put option would not be considered to be a Compound financial instrument under IAS 32. Expand the disclosure to include a detailed description of your accounting for the debentures and put option using the guidance in IAS 32 paragraphs
       16A, 16B and 25.
Note 31. Contingencies
Put Option, page 169

5. Please expand the disclosure to include a detailed description of the terms of the put option agreement related to contract breaches and conditions for conversion.
Other, page 171

6. Refer to the Service Tax contingency disclosure. Please expand the disclosure to clarify how you accounted for the 64.6 million rupees paid to date "under protest" to continue the proceeding with the relevant authorities.
Note 34. Financial Risk Management, page 185

7. Please correct the typographical error in the Variable rate instruments Borrowings from banks line item amount.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology